Exhibit 99.2

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

This report is amending information previously disclosed by Rogers Communications Inc. in its Early Warning Report filed on November 5, 2010 (the “Prior Report”).

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to subordinate voting shares (“SVS”) of Cogeco Inc. (“CGO”).

CGO’s address is:

5 Place Ville Marie, Bureau 1700

Montréal, Québec

H3B0B3

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Rogers Communications Inc. (“RCI”)

333 Bloor Street East

10th Floor

Toronto, Ontario

M4W 1G9

RCI is organized under the Business Corporations Act (British Columbia). RCI is a leading diversified Canadian technology and media company.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On September 2, 2020, Altice USA, Inc. (“Altice”) announced that it had: (i) presented an offer to CGO and Cogeco Communications Inc. (“CCA”, together with CGO, “Cogeco”) to acquire 100% of the issued and outstanding shares of Cogeco (the “Altice Offer”), and (ii) entered into an arrangement to sell all of the

Canadian assets of Cogeco to RCI if the Altice Offer is completed. Following the Altice announcement, RCI announced its support of the Altice Offer and its arrangement with Altice to acquire the Cogeco Canadian assets, conditional on completion of the Altice Offer.

2.3	State the names of any joint actors.

RCI has entered into the arrangements with Altice described in Item 6 below and may be considered a joint actor of Altice in respect of the Altice Offer.

Item 3 – Interest in Securities of the Reporting Issuer

3.1

State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

No securities were acquired or disposed of triggering the requirement to file this report. As of the date hereof, RCI owns 5,969,390 SVS, representing approximately 41.5% of the total number of issued and outstanding SVS.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

Not applicable.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4

State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

No securities were acquired or disposed of triggering the requirement to file this report. As of the date hereof, RCI owns 5,969,390 SVS, representing approximately 41.5% of the total number of issued and outstanding SVS.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

RCI has ownership and control over all of the securities referred to in paragraph 3.4.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6

If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7

If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8

If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Not applicable.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Not applicable.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

On September 2, 2020, Altice announced that it had: (i) presented an offer to Cogeco to acquire 100% of the issued and outstanding shares of Cogeco, and (ii) entered into an arrangement to sell all of the Canadian assets of Cogeco to RCI if the Altice Offer is completed. Following the Altice announcement, RCI announced its support of the Altice Offer and its arrangement with Altice to acquire the Cogeco Canadian assets, conditional on completion of the Altice Offer.

The Altice Offer and RCI’s agreement to acquire the Canadian assets of Cogeco, conditional on completion of the Altice Offer, as described in this report should not be viewed as an indication that any specific transaction will occur. There can be no assurance that the Altice Offer, or the agreement of RCI conditional on the Altice Offer, will result in any specific action or transaction or agreement or, if a transaction is undertaken, as to the nature, terms or timing of such transaction. On September 2, 2020, Cogeco announced its rejection of the Altice Offer.

RCI acquired the SVS for investment purposes. RCI will continue to review the performance and prospects for this investment and investment alternatives. As part of the ongoing review of its investment in CGO, RCI may explore from time to time a variety of alternatives it deems appropriate, including (i) increasing or decreasing its position in CGO through, among other things, the acquisition or disposition of securities of CGO through the open market or in privately negotiated transactions or otherwise, (ii) entering into transactions that increase or hedge its economic exposure to such securities without affecting its beneficial ownership of such securities and/or (iii) continuing to hold its current position. RCI may explore from time to time other alternatives with respect to its investment in CGO, including, but not limited to, developing plans or intentions or taking actions itself or with joint actors which relate to or would result in one or more of the transactions or matters referred to in paragraphs (a) through (k) above. RCI may also engage with management and/or the board of CGO or CGO’s other shareholders from time to time concerning the foregoing and/or concerning CGO’s business, management, operations, capitalization, financial condition, governance, strategy and future plans. Although the foregoing reflects activities presently contemplated by RCI with respect to its investment in CGO, the foregoing is subject to a number of factors, including but not limited to, the price of CGO’s securities, CGO’s business and financial condition and prospects, conditions in the securities markets and general economic and industry conditions, the availability of funds, the evaluation of other investment opportunities available to CGO, and is subject to change at any time, and there can be no assurance that RCI will take any of the actions referred to above.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

RCI and Altice have entered into an arrangement to pursue a transaction that would result in Altice acquiring Cogeco’s U.S. business and RCI acquiring Cogeco’s Canadian business. Pursuant to the arrangement, Altice presented an offer to Cogeco to acquire 100% of the issued and outstanding shares of Cogeco, and confirmed its agreement with RCI to sell all of the Canadian assets of Cogeco to RCI if the Altice Offer is completed. On September 2, 2020, Altice made a public announcement of the Altice Offer. Following the Altice announcement, RCI announced its support of the Altice Offer and its arrangement with Altice to acquire the Cogeco Canadian assets, conditional on completion of the Altice Offer. If the Altice Offer is completed, RCI would be entitled to participate in the Altice Offer as an SVS holder and intends to vote its SVS in favour of the Altice Offer, conditional on RCI’s acquisition of the Canadian assets of Cogeco.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

This report is being filed to disclose the additional information in Items 2.2, 2.3, 5 and 6.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

September 24, 2020

Date

“Graeme McPhail”

Signature

Graeme McPhail / Chief Legal and Regulatory Officer

Name / Title